Filed by Blue Ridge Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Bay Banks of Virginia, Inc.

Commission File No.: 0-22955

Date: December 29, 2020

December 29, 2020

Dear Shareholder:

We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders to be held on January 21, 2021. The purpose of this meeting is to approve the merger of Blue Ridge Bankshares, Inc. and Bay Banks of Virginia, Inc. According to our records, we have not yet received your vote.

Your vote is very important, regardless of the number of shares you own.

Please take a moment to vote your shares by following the internet or telephone instructions in your proxy materials in order for your vote to be tabulated in the quickest manner. You may also return your voting form in the envelope provided with your proxy materials, but internet and telephone are preferred, if possible, to ensure your vote is recorded timely.

Please disregard this letter if you have already voted your shares.

Thank you for your cooperation and support.

Sincerely,

Brian K. Plum

President and Chief Executive Officer

17 West Main St. • P.O. Box 609 • Luray, VA 22835 • Phone: (540) 743-6521

Additional Information About the Merger and Where to Find It

In connection with the proposed merger between Blue Ridge Bankshares, Inc. (“Blue Ridge”) and Bay Banks of Virginia, Inc. (“Bay Banks”), on October 13, 2020 Blue Ridge filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended on December 9, 2020, containing a joint proxy statement of Blue Ridge and Bay Banks that also contains a prospectus of Blue Ridge. The registration statement was declared effective by the SEC on December 11, 2020, and Blue Ridge and Bay Banks began mailing the definitive joint proxy statement/prospectus to the shareholders of Blue Ridge and Bay Banks on or about December 14, 2020.

SECURITY HOLDERS OF BLUE RIDGE AND BAY BANKS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BLUE RIDGE, BAY BANKS AND THE PROPOSED TRANSACTION. Security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC on the SEC’s website at www.sec.gov. Security holders will also be able to obtain these documents, once they are filed, free of charge, by requesting them in writing from Brian K. Plum, Blue Ridge Bankshares, Inc., 17 West Main Street, Luray, Virginia 22835, or by telephone at (540) 743-6521, or from Randal R. Greene, Bay Banks of Virginia, Inc., 1801 Bayberry Court, Suite 101, Richmond, Virginia 23226, or by telephone at (757) 414-9808, ext. 5756.

Blue Ridge, Bay Banks and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Blue Ridge and Bay Banks in connection with the proposed merger. Information about the directors and executive officers of Blue Ridge and Bay Banks, including information regarding the interests of those persons and other persons who may be deemed participants in the transaction, is included in the joint proxy statement/prospectus of Blue Ridge and Bay Banks filed with the SEC. You may obtain free copies of each document as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or proxy in favor of the merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.